EXHIBIT 12

HASBRO, INC. AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
Six Months and Quarter Ended June 30, 2002

(Thousands of Dollars)

	Six
	Months	Quarter
	-------	-------
Earnings available for fixed charges:
Net loss	$(288,678)	(25,888)
Add:
Cumulative effect of accounting change	245,732	-
Fixed charges	47,850	23,476
Income taxes	(15,089)	(9,095)
	------------	----------
Total	$(10,185)	(11,507)
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Fixed Charges:
Interest on long-term debt	$ 35,909	17,505
Other interest charges	1,950	812
Amortization of debt expense	984	536
Rental expense representative
of interest factor	9,007	4,623
	------------	----------
Total	$ 47,850	23,476
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Ratio of earnings to fixed charges	(0.21)	(0.49)
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